UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2008
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

TABLE OF CONTENTS

SIGNATURES

METAL STORM LIMITED
ACN 064 270 006
METAL STORM COMPLETES THE MOVE OF AMERICAN
DEPOSITARY SHARES TO OTC MARKET

BRISBANE, AUSTRALIA, 30 July 2008: ASX Code: MST, OTC Symbol: MTSXY.
On 11 July 2008, Metal Storm Limited (Metal Storm) informed the market of its decision to delist its American Depositary Shares (ADS) from The NASDAQ Capital Market and trade on the Over The Counter (OTC) Market.
To give effect to this decision, Metal Storm timely filed the required Form 25 on 25 July with the US Securities and Exchange Commission. On 28 July, Metal Storm ADS’s were suspended from trading on The NASDAQ Capital Market under the ticker symbol, MTSX, and commenced quotation on the OTC Market under the symbol MTSXY.
There are several quotation services for the OTC market on which Metal Storm ADS’s can be quoted. The OTC Bulletin Board (OTCBB) is an exclusive quotation service that is limited to the securities of SEC registered companies that are current in their reporting obligations. Metal Storm expects brokers to commence quoting Metal Storm ADS on the OTCBB shortly. It should be noted that the OTCBB is not an issuer listing service and the MTSXY symbol will only appear on the OTCBB once a registered broker/dealer has placed a quotation on the bulletin board.
Quotations for the securities can be obtained by visiting the OTCBB web site at www.otcbb.com and inserting the code MTSXY.
Notes:
Metal Storm’s Australian Securities Exchange code: MST
Metal Storm’s OTC symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, but not limited to, Metal Storm’s ability to find a market maker to quote the ADS’s on the OTCBB and uncertainties detailed in the reports filed by Metal Storm with the Securities and Exchange Commission.. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: July 30, 2008	By: Name:	/s/ Peter Wetzig Peter Wetzig
	Title:	Company Secretary